Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) covers the interim consolidated financial statements for Westport Innovations Inc. (“Westport”, “the Company”, “we”) for the three and six months ended September 30, 2009 and provides an update to our annual MD&A dated May 19, 2009 for the fiscal year ended March 31, 2009.  This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited annual consolidated financial statements, including the accompanying notes, for the fiscal year ended March 31, 2009 and our annual MD&A.  Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  This MD&A is dated November 6, 2009.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov., respectively.   All financial information is reported in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934 as amended. Such statements include but are not limited to statements regarding the demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards.  These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements.  These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulation, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com.  Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.  We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

The forward looking statements contained in this document speak only as of the date of this MD&A.  Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

Our business and operations are substantively unchanged since March 31, 2009.  Westport is engaged in the research, development and marketing of high performance, low-emission engines and fuel injection systems that utilize alternative gaseous fuels such as natural gas, propane or hydrogen.  We develop technology and products that enable light, medium and heavy-duty diesel engines to run primarily on compressed natural gas ("CNG") or liquefied natural gas (“LNG”), giving users an alternative fuel to diesel.

We work with strategic partners, which include some of the leading diesel engine and truck original equipment manufactures (“OEMs”), to develop, manufacture and distribute our engines, and we sell to a diverse group of leading truck and bus OEMs around the world.  Our products are designed to provide environmental and economic benefits combined with strong operational performance.  We currently have one operating segment, which involves the research, development, and related commercialization of  engines and fuel systems, operating on gaseous fuels, for the on-road commercial vehicle sector.  Within that operating segment, we focus on markets where demand for clean, low emission engines is prevalent:  Cummins Westport Inc. (“CWI”), is focused on natural gas engine applications for urban fleets ranging from 5.9L to 8.9L; Westport Heavy Duty, is focused on LNG systems for heavy-duty trucks; and Juniper Engines Inc. (“Juniper”) is focused on 2.0L and 2.4L engines initially targeting industrial end markets.

While focusing firm-wide resources on developing our products and strategic relationships, we have accumulated a significant portfolio of patents, which we believe creates barriers to entry for competing technologies. Additionally, we expect to monetize select patent assets through licensing agreements. We have already been successful in achieving licensing revenue for our proprietary pump technology. We will continue to rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology and position in the marketplace.

In the past year, the world has experienced a significant economic downturn.  Some of our major OEM partners have closed plants, consolidated product lines and/ or have downsized as sales volumes in the automotive sector have decreased significantly even with government incentives in place.  Some of the wider economic issues have negatively affected the natural gas vehicle market, particularly as credit markets have tightened.  However, much of our revenues are earned through sales to government entities, or are at least partially funded by government entities, which have been less affected to date. Government stimulus packages such as the US Department of Energy’s US$300 million Clean Cities program also provide an opportunity for us in certain markets.

Our consolidated revenue for the three months ended September 30, 2009 was $31.7 million, a decrease of 19% from $39.0 million in the same quarter in the prior year.  CWI revenue decreased by $3.2 million to $30.1 million on 1,039 units shipped in the second quarter of fiscal 2010 from $33.3 million on 1,391 units shipped in the second quarter of fiscal 2009.  The decline was due to fewer shipments of the ISL G engine and the B gas engine in North America offset by an increase in engine shipments to Asia for application in buses and an increase in parts revenue.  Non-CWI revenues were $1.6 million on 14 LNG systems shipped compared to $5.7 million in the prior year when 69 LNG systems were shipped.  Non-CWI revenues also included $0.7 million in BWI cryogenic tank deliveries to a local Chinese customer.  The decrease in unit sales was offset by a foreign exchange impact with the average value of the U.S. dollar improving by 5% relative to the Canadian dollar in Q2 2010 in comparison to Q2 2009.

For the six months ended September 30, 2009 and 2008, consolidated revenue was $56.6 million and $64.5 million, respectively, a decrease of 12%.  CWI revenue decreased by 9% from $58.4 million to $53.4 million with unit shipments of 1,647 fiscal year to date, declining from 2,468 for the same period last year.  The decline in CWI’s units was offset by an increase in CWI parts revenue of $3.6 million or 41% relative to the six months ended September 30, 2008 due to a change in the parts list, a higher volume of units in service and sale of parts for warranty.  Non-CWI revenues were $3.2 million during the current year to date compared with $6.1 million in the six months ended September 30, 2009, representing a decrease of 48%.  The number of LNG shipments declined from 70 for the six months ended September 30, 2008 to 28 in the current fiscal year.  The decrease in unit sales was offset by a foreign exchange impact with the average value of the U.S. dollar relative to the Canadian dollar being higher by 10% in Q2 2010 in comparison to Q2 2009.  On a US dollar basis, total revenue declined by 19%.

Our net loss for the three months ended September 30, 2009, was $9.0 million, or $0.28 per share, compared to net income of $0.7 million, or $0.02 per share, for the three months ended September 30, 2008.  During the quarter, we recognized $0.2 million in investment gains, net of taxes, compared with $9.8 million in the three month period ended September 30, 2008.  The large gain in the comparative period resulted primarily from disposition of 790,800 shares of Clean Energy Fuels Corp. (“CEFC”).  Net loss for the period without the inclusion of realized gains on the sale of investments was $9.2 million compared with $9.1 million in the comparative period.  Our 50% share of CWI was lower by $0.4 million in Q210 compared to Q209 due primarily to lower revenues.  Non-CWI gross margin was lower by $0.3 million due to the lower sales volume while operating expenses increased by $0.2 million in Q210 compared to Q209 primarily due to increased stock based compensation expenses associated with our mandated exercise of vested performance share units in the quarter.  This was offset by a foreign exchange gain in Q210 of $0.1 compared to a loss of $0.8 million in Q209.

For the six months ended September 30, 2009 and 2008, net loss was $18.2 million, or $0.56 per share, and $2.8 million, or $0.10 per share, respectively. During the fiscal year to date we recognized $0.2 million in net  investment gains compared to $12.7 million in the comparative fiscal period.  Net loss for the fiscal year to date without the inclusion on realized gains on the sale of investments would have increased $2.9 million from $15.5 million in the prior fiscal year to $18.4 million in the current fiscal period.  Our 50% share of CWI income after taxes for those periods decreased $1.3 due primarily to lower revenues and lower associated gross margins.  During the period, CWI operating expenses also increased by $0.8 million.  Non-CWI expenses increased by $1.3 million in the current fiscal year to date compared with the previous fiscal period due to higher customer support costs, an increase in stock based compensation, a reduction in program funding and higher costs relating to professional, consulting and other public company related expenditures. The remaining difference related to higher interest and accretion expense relating to our long-term debt offset by foreign exchange.

Our cash and short-term investments balance as at September 30, 2009 was $57.7 million compared to $82.6 million as at March 31, 2009.  For the six months ended September 30, 2009, cash used in operations was $16.7 million with $14.0 million used for operating purposes and $2.7 million used for working capital, including $6.3 million associated with the timing of settlement of accounts payable during the first quarter.  CWI also advanced Cummins $2.7 million and we repaid $1.1 million on our short-term debt and $0.7 million on our demand installment loan.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements.  The Company’s significant accounting policies are described in note 2 of our fiscal 2009 annual consolidated financial statements.  We have identified several policies as critical to our business operations and in understanding our results of operations.  These policies, which require us to use estimates and assumptions in determining their reported amounts, include our accounting for variable interest entities, warranty, revenue recognition, inventories, the valuation of long-term investments and stock based compensation.  Changes in estimates related to warranty are made on a quarterly basis and reflect the claims data experienced by the engine field population.  As CWI has experienced significant revenue growth since the launching of the ISL G two years ago, a large proportion of its engines are still under warranty and the majority of those engines under warranty are ISL Gs.  Accordingly, CWI’s warranty experience is being driven primarily by the ISL G, its most recently launched product.  With limited products and limited history, warranty accruals can fluctuate significantly from period to period.  The application of warranty and other accounting policies are described in note 2 of our fiscal 2009 annual consolidated financial statements.  Actual results may vary significantly from estimates used.

CHANGES IN ACCOUNTING POLICY

The accounting policies used in the unaudited consolidated interim financial statements for the three and six months ended September 30, 2009 are unchanged from the year ended March 31, 2009, except as noted below.

GOODWILL AND INTANGIBLE ASSETS:

On April 1, 2009, we adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Other Intangible Assets which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and the recognition, measurement and presentation of intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets whether separately acquired or internally developed.  We adopted this standard on April 1, 2009 but adoption had no impact on the consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The following changes have been recently issued and will be adopted in future.

BASIS OF PRESENTATION:

Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011.

We have determined that adopting US GAAP at this time rather than IFRS would be more relevant to our investor base and less disruptive and less costly as we currently prepare a US GAAP reconciliation in the notes to our consolidated financial statements and our systems are set-up to capture US GAAP information. Management expects to transition to US GAAP on or before our fiscal year starting April 1, 2011, as permitted by Canadian securities regulatory authorities.  We will continue to monitor developments in IFRS standards and our intent will be to move to IFRS if and when adopted in the United States.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.  We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  No changes were made in our internal control over financial reporting during the three and six month periods ended September 30, 2009, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Pursuant to Sarbanes-Oxley Rule 404 for the fiscal year ended March 31, 2010, our independent auditors will be required to furnish an audit report on our internal control over financial reporting.

RESULTS FROM OPERATIONS

Product revenue for the three months ended September 30, 2009 declined 30% to $24.0 million from $34.3 million in the same quarter of the prior year.  Consolidated product revenue consists primarily of engine and kits sold by CWI as well as Westport HD LNG systems.  CWI product revenue declined from $28.7 million to $23.2 million as units shipped decreased from 1,391 units shipped to 1,039.  The decrease in revenue resulted primarily from fewer shipments of the ISL G engines and B gas engines in North America offset partially by an increase in engine shipments to Asia.  Non-CWI product revenues were $0.8 million compared with $5.7 million in the same quarter of the prior year as 14 systems were delivered compared with 69 in the prior period.  There was also a change in sales mix with sales in the current quarter relating to fuel systems sold to OEMs while the majority of non-CWI shipments in the comparative quarter were upfit trucks which generate higher revenue per unit.

For the six months ended September 30, 2009 and 2008, product revenues were $43.3 million and $55.8 million respectively representing a decline of 22%.  CWI revenues were down 17% from $49.7 million to $41.2 million due to lower sales volume in North America offset by higher kit revenues.  Non-CWI revenues decreased 63% from $6.0 million to $2.2 million because of lower unit sales of our Westport LNG systems and a change in product mix.  Year to date, we have shipped 28 LNG systems compared to 70 LNG systems in the same period last year.

Revenue
(expressed in thousands of Canadian dollars except for units)
	Three months ended		Six months ended
	September 30		September 30
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Engine shipments (units)	1,039	1,391	1,647	2,468
Westport HD Systems (units)	14	69	28	70
Total Unit shipments	1,053	1,460	1,675	2,538
Product revenue	$23,991	$34,332	$43,320	$55,760
Parts revenue	7,680	4,680	13,294	8,761
	$31,671	$39,012	$56,614	$64,521

Product Revenue by Geographic Region
(as a percentage of revenue)
	Three months ended		Six months ended
	September 30		September 30
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Americas	57%	89%	53%	87%
Asia	29%	4%	26%	5%
Rest of the world	14%	7%	21%	8%

Parts revenue for the three and six months ended September 30, 2009 was $7.7 million and $13.3 million, respectively, increasing from $4.7 million and $8.8 million, respectively, in the same periods in the prior year.  CWI parts revenue for the three and six months ended September 30, 2009 was $6.9 million and $12.3 million, respectively increasing from $4.6 million and $8.7 million in the same periods of the prior year.   During the period, CWI and Cummins negotiated an expanded parts list to include reconditioned engine parts.   CWI parts revenue is also a function of the number of engines in the field, their age and their reliability.  Non-CWI parts revenue for the three and six months ended September 30, 2009 was $0.7 million and $1.0 million, respectively increasing from $0.1 million and $0.1 million in the same periods of the prior year.  The increase relates primarily to shipments of cryogenic tanks by BTIC Westport Inc. (“BWI”) to domestic customers in China.

Cost of revenue for the three and six month periods ended September 30, 2009 was $23.7 million and $42.2 million, respectively compared with $29.8 million and $47.0 million in the same comparative periods.  CWI cost of revenue was $22.6 million and $39.8 million for the three and six month periods ended September 30, 2009 compared with $24.9 million and $41.8 million for the respective comparative periods due primarily to lower sales volume and higher warranty accrual rates.  Non-CWI cost of revenue was $1.1 million and $2.4 million for the three and six month periods ended September 30, 2009 compared with $4.9 million and $5.1 million for the respective comparative periods due to lower sales volume and change in sales mix from upfit truck to OEM fuel systems.

Gross margin decreased to $8.0 million from $9.2 million for the three months ended September 30, 2009 and to $14.4 million from $17.6 million year to date.  Gross margin percentages on a consolidated basis were 25% for the three months ended September 30, 2009 compared to 24% in the three months ended September 30, 2008. CWI gross margins were 25% in both the current and comparative period.  Non-CWI margins increased from 14% to 29% due to a higher parts margin on BWI cryogenic tank sales including a one-time valued added tax recovery recorded as a reduction to cost of sales of $0.3 million.  This was offset by a negative foreign exchange impact on product revenue as inventory was purchased when the Canadian dollar was lower relative to the US dollar and systems were sold in US dollars when the Canadian dollar was relatively higher.  For the six months ended September 30, 2009 and 2008, consolidated gross margin percentages were 25% and 27%, respectively, CWI’s gross margins were 25% and 28%, respectively, and  non-CWI gross margins were 24% and 16%, respectively.  The CWI margin declined due to higher warranty accruals.

Research and development expenses for the three and six months ended September 30, 2009 were $7.1 million and $13.8 million compared to $7.1 million and $14.3 million for the same periods in the prior year.  For the second quarter of fiscal 2009, CWI research and development expenses decreased $0.4 million compared to the second quarter of fiscal 2009 primarily because of a decrease of $0.2 million in technology royalty fees due to a decrease in unit sales and timing of materials spending offset by lower government funding.  On a year to date basis, CWI expenses are up $0.2 million primarily because of lower government funding in the year and timing of spending.  Non-CWI research and development expenses have increased by $0.3 million and decreased $0.6 million in the three and six months ended September 30, 2009, respectively.  For the three months ended September 30, 2009, the decrease was due to funding of $0.4 million received in the comparative quarter through government agencies as well as partner funding.  During the six months ended September 30, 2009, non-CWI research and development expenses decreased by $0.6 as certain shifts in program costs occurred including a reduction in OEM integration costs, Australian program costs, and costs associated with our EPA 2007 engine of $0.4 million, $0.5 million, and $0.5 respectively.  Travel expenditures also declined by $0.2 million compared with the previous six month period.  These decreases in costs were offset by decreases in government and partner funding of $0.5 million and spending on 2010 initiatives of $0.5 million.

Research and Development Expenses
(expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	September 30		September 30
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Research and development expenses	$7,073	$7,644	$14,217	$15,526
Program funding	(9)	(539)	(397)	(1,258)

Research and development, net	$7,064	$7,105	$13,820	$14,268

General and administrative expenses for the three months ended September 30, 2009 and 2008 were $2.8 million and $2.2 million, respectively.  The $0.6 million increase related to $0.2 million in increased stock based compensation expense primarily associated with the issuance of stock options and performance share units (“PSU”) granted to executives, $0.2 in outside services, and $0.2 in other general and administrative expenses including base rent, travel and office expenses.  For the six months ended September 30, 2009, general and administrative costs were up $1.7 million to $5.4 million from $3.7 million.  CWI general and administrative expenses for the six months ended September 30, 2009, decreased by $0.1 million.  Non-CWI general and administrative expenses for the six months ended September 30, 2009, increased $1.9 million from $2.9 million to $4.8 million primarily due to increases in stock based compensation of $0.5 million primarily associated with our mandatory performance share unit exercise program, outside services of $0.8 million and $0.6 million related to internal allocations of information technology development, rent and office support costs, and public company related expenses.

Sales and marketing expenses for the three months ended September 30, 2009 were $3.8 million compared to $4.2 million in the prior year.  CWI sales and marketing expenses increased $0.4 million, primarily because of an increase in policy expense of $0.2 million, and increases in materials costs and reallocation of personnel totaling $0.2 million.  Non-CWI expenses were lower by $0.8 million primarily because of lower field service and OEM related costs of $0.2 million, Kenworth integration payments of $0.2 million, $0.3 million in one-time costs associated with Proposition 10, an initiative in California to provide incentives for natural gas vehicles and $0.2 million in costs associated with the signing of our OEM agreements with our European and Chinese partners relative to the same quarter in the prior year.   This was offset by a charge for a demo truck net of related funding of $0.1 million.  For the six months ended September 30, 2009, sales and marketing expenses increased from $6.8 million to $7.6 million primarily as a result of CWI related expenses associated with the personnel shift from research and development as well as policy and field support costs.  Non-CWI sales and marketing costs were relatively unchanged during the  year to date, with the reduction in OEM, consulting and other costs from the previous year offset by higher current field service costs as personnel shifted from research and development to sales and marketing with the increased number of units in the field.

Foreign exchange gains and losses relates primarily to the realized and unrealized losses recognized on US dollar denominated balances other than on those arising from the translation of CWI, which are included in a separate component of accumulated other comprehensive income.  For the three months ended September 30, 2009, we recognized a gain of $0.1 million compared with foreign exchange losses of $0.8 million in the previous fiscal period.  For the six months ended September 30, 2009 we recognized foreign exchange gains of $0.4 million compared to foreign exchange losses of $0.7 in the comparative period.  From March 31, 2009 to September 30, 2009, the Canadian dollar strengthened by 15% relative to the US dollar.

Depreciation and amortization for the three and six months ended September 30, 2009 was $0.5 million and $1.0 million compared to $0.5 million and $0.9 million, respectively, for the same periods in the prior year.  There has been limited capital spending during the year to date.

Loss from investment accounted for by the equity method relating to our 49% share of Juniper was $0.3 million and $0.6 million for the three and six months ended September 30, 2009 compared with $0.5 and $0.6 million for the three and six months ended September 30, 2008.  We made our 49% investment on April 1, 2008.

Interest on long-term debt and amortization of discount expense was $0.7 million and $1.3 million in the three and six months ended September 30, 2009.  Interest on long-term debt and amortization of discount expense was $0.6 million and $0.6, respectively in the three and six months ended September 30, 2008. The expense for each of the periods related $15 million in debenture units issued on July 3, 2008 and bearing interest at 9% per annum.

Gain on sale of investments for the three months ended September 30, 2009 was $0.3 million compared to $10.7 million arising from the sale of 790,800 Clean Energy shares in the comparative quarter of the prior year, for net proceeds of $14.2 million.  For the six months ended September 30, 2009, we recognized a gain of $0.3 million compared with a $14.5 million gain in the comparative period primarily from the sale of 1,178,760 Clean Energy shares.  Included in the $14.5 million gain was a $0.3 million gain arising from the sale of short-term investments.  In the current period and year to date we sold 20,000 Clean Energy shares for proceeds of $0.3 million resulting in a gain of $0.2 million and disposed of our investment in 25,000 shares of Wild River Resources Inc. resulting in a gain of $0.1 million

Income tax expense in the three months ended September 30, 2009 was $1.2 million compared to $2.3 million in the same period in 2008.  The current period amount related primarily to CWI while in the comparative period $1.5 million related to CWI with the remaining $0.9 million in income tax expense related to the decrease in the valuation allowance associated with the unrealized gains on available for sale securities (primarily Clean Energy) for the three months ended September 30, 2008 offset by tax expense related to sales of investments previously reflected in accumulated other comprehensive income.  For the six months ended September 30, 2009 and 2008, consolidated income tax expense was $1.8 million and $5.0 million, respectively, with the current period amount relating primarily to CWI while in the comparative periods, $1.9 million and $3.1 million related to CWI and the balance related to the future tax impact from the sale of available for sale securities.

Joint venture partners’ share of income from joint ventures reflects Cummins’ 50% share of CWI’s income for the period on an after tax basis.  It also includes Beijing Tianhai Industry Co., Ltd.’s (“BTIC”) 50% share of BWI’s net operating loss in the period.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

As at September 30, 2009, our cash, cash equivalents and short-term investment position was $57.7 million, down $24.9 million from $82.6 million at March 31, 2009.  Cash and cash equivalents consist of bank deposits, government treasury bills, and guaranteed investment certificates with maturities of 90 days or less when acquired.  Short-term investments consist of investment grade bankers’ acceptances, term deposits,  government treasury bills, and commercial paper.  We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For the six months ended September 30, 2009, our cash used in operations was $16.7 million.  Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $14.0 million.  Changes in non-cash working capital for the quarter resulted in a reduction of $2.7 million.  The $2.7 million change in working capital for the three months ended June 30, 2009 was impacted negatively by cash outflows from the settlement of accounts payable and accrued liabilities balance of $6.3 million relating mainly to tax installment payments in CWI and bonus payments. This was offset by decreases in inventories of $0.8 million, increases in our warranty liability of $1.7 million due to accruals on engine sales exceeding claim payments, and increases in deferred revenue of $1.1 million.  Cash used in investing activities included net advances from CWI to Cummins of $2.7 million.  Foreign exchange negatively impacted cash and cash equivalents by $5.0 million as the relative value of the Canadian dollar increased relative to the U.S. dollar by 15%.

Our plan is to use our current cash, cash equivalents and short-term investments, our share of CWI profits, borrowings under our credit facility and proceeds from the sale of our remaining investment in Clean Energy, valued at $2.5 million as at September 30, 2009, to fund our committed milestones and obligations for our current programs.  We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

Our $13 million credit facility with our bank has been drawn down by our demand installment loan of $4.0 million and is subject to and limited by financial covenants, which may prevent us from drawing against the full amount of the line.  As at September 30, 2009, we had access to the full amount of the line at an interest rate of prime plus 0.25% for borrowings up to $5.0 million.

Westport’s capital requirements will vary depending on a number of factors, including: the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements.  We also review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans.  Significant new orders, expanded engine programs, acquisitions or investments could require additional funding.  If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities.  Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Readers are encouraged to read the “Forward Looking Statements and Basis of Presentation” sections of this MD&A which discusses forward-looking statements and the “Risks and Uncertainties” section of this MD&A and of our Annual Information Form.

SHARES OUTSTANDING

For the three months ended September 30, 2009 and 2008, the weighted average number of shares used in calculating the loss per share was 32,355,879 and 32,203,424, respectively.  On August 4, 2009, the Company’s shareholders approved a resolution amending the maximum number of common shares to be issued under the Company’s Stock Option Plan to 5% of issued and outstanding shares from 3.72% upon the exercise of 586,132 vested PSUs.  Subsequently, the holders of PSUs exercised their vested PSUs as part of a mandated exercise plan.  In order to compensate the holders for any potential negative tax or other effects, the Company granted 0.157 options for every vested PSU exercised.  The total number of options granted under this program was 92,262, resulting in a non-recurring expense of $0.5 million.  There were also 40,000 options granted to Directors of the Company.  The options vested immediately upon issuance.

The Company also granted 105,084 PSUs during the period. Shares, share options and PSUs outstanding and exercisable as at the following dates are shown below:

	September 30, 2009		November 6, 2009
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Shares outstanding	32,805,072		32,808,340
Share Options
- Outstanding	1,047,023	7.33	1,043,755	7.34
- Exercisable	732,144	7.49	728,876	8.19
Performance Share Units
- Outstanding	1,195,313	N/A	1,195,313	N/A
- Exercisable	43,867	N/A	43,867	N/A

Warrants
- Outstanding and exercisable	1,608,160	14.68	1,608,160	14.68

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

The selected table provides summary financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)

Selected Quarterly Operations Data (unaudited)
Three months ended	31-Dec-07	31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08	31-Mar-09	30-Jun-09	30-Sep-09

Units shipped	801	519	1,078	1,460	824	676	622	1,053
Average foreign exchange rate (C$:US$)	$0.98	$1.00	$1.01	$1.04	$1.21	$1.25	$1.16	$1.10

(expressed in thousands of Canadian dollars except per share)
Product revenue	$15,488	$11,269	$21,428	$34,332	$25,448	$21,547	$19,329	$23,991
Parts revenue	$3,822	$4,058	$4,081	$4,680	$5,606	$4,715	$5,614	$7,680
Total revenue	$19,310	$15,327	$25,509	$39,012	$31,054	$26,262	$24,943	$31,671
Gross margin	$6,554	$4,568	$8,339	$9,226	$6,321	$6,930	$6,396	$7,992
	34%	30%	33%	24%	20%	26%	26%	25%
Net income (loss) for the period	$7,401	$(8,125)	$(3,463)	$676	$(8,928)	$(12,710)	$(9,189)	$(8,984)
Earnings (loss) per share:
Basic	$0.28	$(0.30)	$(0.13)	$0.02	$(0.28)	$(0.43)	$(0.29)	$(0.28)
Diluted	$0.26	$(0.30)	$(0.13)	$0.02	$(0.28)	$(0.43)	$(0.29)	$(0.28)
Cash from (used in) operations before change in non-cash operating working capital	$(3,339)	$(8,238)	$(2,550)	$(3,945)	$(8,288)	$(10,842)	$(7,132)	$(6,869)
Company's 100% share of CWI net income	$8,870	$(810)	$3,234	$2,800	$258	$1,540	$1,312	$2,092

Joint Venture Partner's share of CWI net income	$4,435	$(405)	1,617	1,400	$129	$770	$656	$1,046

Our quarterly results are impacted by the timing of product deliveries, completion of engineering milestones, government and partner funding, timing of sale of investments, financing related transactions and foreign exchange gains and losses.  CWI income or loss, and our resulting 50% share, will vary from quarter to quarter depending on the timing of unit sales, product and customer mix, and the timing of completion of engineering milestones and related government funding.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

We are no longer in discussions with Industrial Technologies Office (“ITO”) to extend the work phase of our agreement as we have determined that we were substantially completed as at March 31, 2008.  Accordingly,  during October 2009, $1.35 million relating to royalties owing to ITO under our existing agreement was paid.  The amount had been accrued as at September 30, 2009 and March 31, 2009.

RISKS AND UNCERTAINTIES

Business risks and uncertainties related to product development, competitive and regulatory environments, economic and industry factors are described in detail in our 2009 Annual Information Form.  The following additional risks have been identified during the current period.

We could be adversely affected by risks associated with acquisitions.

We may, in future, seek to expand our business through acquisitions.  Any such acquisitions will be in part dependent on management's ability to identify, acquire and develop suitable acquisition targets in both new and existing markets.  In certain circumstances, acceptable acquisition targets might not be available.  Acquisitions involve a number of risks, including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations.  These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

We could be adversely affected by violations of Canadian and international anti-corruption and anti-bribery laws.

Canadian and international anti-corruption and anti-bribery laws, including the Foreign Corrupt Practices Act in the United States, generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business.  Our policies mandate compliance with these laws.  We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-corruption and anti-bribery laws may conflict with local customs and practices.  Despite our policies mandating compliance with these laws, we cannot assure you that our internal control policies and procedures always will protect us from reckless or negligent acts committed by our employees or agents.  Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital
(expressed in thousands of Canadian dollars)	Three months ended		Six months ended
	September 30		September 30
	2009	2008	2009	2008

Cash flow from operations	$(2,420)	$6,078	$(16,717)	$1,071
Changes in other non-cash operating working capital:
Accounts receivable	(2,400)	(1,401)	88	486
Inventories	(1,192)	(727)	(763)	1,927
Prepaid expenses	76	227	(123)	86
Accounts payable and accrued liabilities	1,249	(3,197)	6,290	(2,686)
Deferred revenue	(354)	(409)	(1,118)	(569)
Warranty liability	(1,828)	(4,516)	(1,658)	(6,810)
Cash flows from operations before changes in non-cash operating working capital	$(6,869)	$(3,945)	$(14,001)	$(6,495)